Monthly Report - February, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        6,549,472        5,649,659
Change in unrealized gain (loss) on open            6,125,454          628,380
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            5,156
      obligations
   Change in unrealized gain (loss) from U.S.         (2,963)         (11,191)
      Treasury obligations
Interest Income 			               25,638           56,826
Foreign exchange gain (loss) on margin
       deposits       				        7,971         (91,313)
				                 ------------    -------------
Total: Income 				           12,705,572        6,237,517

Expenses:
   Brokerage commissions 		            1,411,108        2,824,524
   Management fee 			               36,764           72,890
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  775            2,119
   Administrative expense 	       	              121,186          245,580
					         ------------    -------------
Total: Expenses 		                    1,569,833        3,145,113
Net Income(Loss)			   $       11,135,739        3,092,404
for February, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (286,787.837    $     6,674,243    262,770,383    269,444,626
units) at January 31, 2014
Addition of 		 	              0        170,333        170,333
150.603 units on February 1, 2014
Redemption of 		 	              0    (9,839,131)    (9,839,131)
(10,027.588) units on  February 28, 2014*
Net Income (Loss)               $       309,156     10,826,583     11,135,739
for February, 2014
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2014
(276,993.268 units inclusive
of 82.416 additional units) 	      6,983,399    263,928,168    270,911,567
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2014 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       4.07% 	   1.10%  $      963.77	  256,487.287 $   247,193,863
Series 2       4.44% 	   1.82%  $    1,136.30	      102.733 $       116,736
Series 3       4.46% 	   1.86%  $    1,147.16	   18,201.440 $    20,879,942
Series 4       4.63% 	   2.20%  $    1,235.81	    2,201.808 $     2,721,026

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			March 11, 2014
Dear Investor:


The Trust was profitable in February, with broad-based gains across all sectors.

Equity markets (outside of Asia) generally rose on the month, in response to the release of relatively strong corporate earnings in the U.S. and indications that the Federal Reserve, while committed to continuing to taper quantitative easing (QE), is nevertheless watching the recovery carefully and willing to alter course if necessary. However, geopolitical uncertainty, including events like the turmoil in Ukraine, somewhat tempered gains and we saw some "flight-to-safety" behavior nearer month-end. Long equity positions in European and North American stock index futures were profitable for the month, substantially outweighing slight losses from futures trading in the Nikkei, Topix and Kospi.

Interest rate markets were mixed on the month, with prices generally rising overall. Profits from long futures positions in US notes, German bunds, Eurodollars, and Italian, French and Japanese notes and bonds, outweighed losses on long Euro-Schatz and Euribor positions.

The dollar fell against several currencies in February on a downward revision in U.S. economic growth for the fourth quarter and other economic data.
This, combined with strength in the euro zone on data showing inflation unexpectedly held steady in February, resulted in the dollar falling to a 2-month low vs. the euro. Short dollar trades versus Swiss, New Zealand, Polish and British currencies, and versus the euro, were profitable, while short dollar trades versus currencies of Brazil, Singapore and South Africa gave up ground. A short trade versus the Canadian dollar produced losses and was reversed at month-end.

Metal prices were mixed in February, but ultimately profits from long positions in zinc, nickel and gold futures outweighed losses from trading in silver, aluminum, copper and lead futures. Energy trading was profitable for the month with long positions in RBOB gasoline, crude oil, natural gas, heating oil and London gas oil all posting gains. Finally, trading of soft and agricultural commodities was profitable as long futures positions in hogs, live cattle, coffee, soybean, soy meal and corn outweighed losses from bean oil, wheat and sugar trading.



			    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman